EXHIBIT (a)(10)

May 1, 2003

To Broadcom Employees Eligible to Participate in the Option Exchange Offer:

Please note the following typographical errors and changes in the law that have come to light in connection with the Offer to Exchange dated April 7, 2003. The corrected and updated information appears below:

All Employees:

The Reminders of Expiration Date sent to you by email contained a typographical error incorrectly stating the Offer will expire at 6:00 p.m. (PST) on May 5, 2003. As stated in the Offer to Exchange, the Offer will expire at 6:00 p.m. Pacific Time on May 5, 2003 i.e., Pacific Daylight Time.

Employees located in California:

On page 12 in the answer to Question 26 (“Will the “Block Trades” Cover All of My Tax Obligations on the New Shares?”) and on page 52 under Section 15 (“Material U.S. Federal Income Tax Consequences”), the Offer to Exchange contains a typographical error stating incorrectly that the supplemental rate for special wage payments for SDI taxes is .09% on your first $56,916 of wages for 2003. The correct supplemental rate for special wage payments for SDI taxes is .9% on your first $56,916 of wages for 2003.

Employees located in India:

Due to a recent tax law change, the percentage of your New Shares that UBS PaineWebber will sell in the Block Trades if you do not deliver to us a cashier’s check to satisfy your income tax obligation or if your cashier’s check is insufficient will be 33% and not 32% as is currently set forth on page B-12 of the Offer to Exchange.

Employees located in the Netherlands:

The reference to November 6, 2002 on page B-15 is a typographical error. The correct date is November 10, 2000. The reference to November 6, 2000 on page B-16 is a typographical error. The correct date is November 10, 2000.